Filed Pursuant to Rule 433
Registration No. 333-196238
Issuer Free Writing Prospectus dated February 3, 2015
Relating to Prospectus dated May 23, 2014 and
Preliminary Prospectus Supplement dated February 3, 2015

$600,000,000

Senior Notes Offering

Pricing Term Sheet

February 3, 2015

3.850% Senior Notes due 2045
Issuer:	Northrop Grumman Corporation

Expected Ratings:(1)

Moody’s Investors Service, Inc.	Baa2 (Outlook: Stable)

Standard & Poor’s Ratings Services	BBB (Outlook: Stable)

Fitch Ratings, Ltd.	BBB+ (Outlook: Stable)

Principal Amount Offered:	$600,000,000

Pricing Date:	February 3, 2015

Settlement Date (T + 3):	February 6, 2015

Maturity Date:	April 15, 2045

Benchmark Treasury:	3.125% due 08/15/2044

Benchmark Treasury Price / Yield:	115-30+ / 2.371%

Spread to Benchmark Treasury:	+148 basis points

Yield to Maturity:	3.851%

Coupon:	3.850%

Day Count Convention:	30 / 360

Price to Public: (2)	99.973%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2015

Record Dates:	April 1 and October 1

Optional Redemption:

Prior to October 15, 2044, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed at a discount rate of the Adjusted Treasury Rate +25 basis points.

On and after October 15, 2044, at a redemption price equal to 100% of the principal amount of the notes being redeemed.

CUSIP/ISIN:	666807 BJ0 / US666807BJ01

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers:

Blaylock Beal Van, LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Drexel Hamilton, LLC

Goldman, Sachs & Co.

Mischler Financial Group, Inc.

RBS Securities Inc.

Wells Fargo Securities, LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

(2)	Plus accrued interest, if any, from February 6, 2015.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling one of the numbers listed below:

Deutsche Bank Securities Inc.	J.P. Morgan Securities LLC
(800) 503-4611 (toll free)	(212) 834-4533 (collect)

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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